FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of February 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Notice Dated December 11, 2020: Maurício Dall’Agnese appointed Chief Officer for CemigPar
2.	Notice to Stockholders Dated December 17, 2020: Payments of Interest on Equity and dividends: December 30.
3.	Material Announcement Dated December 18, 2020: 4th Amendment to Taesa’s Shareholders’ Agreement.
4.	Material Announcement Dated December 18, 2020: Renova: Court homologates Judicial Recovery Plans.
5.	Material Announcement Dated December 21, 2020: Renova: Changes Within Controlling Stockholding Group.
6.	Notice to Stockholders Dated December 23, 2020: Interest on Equity for the year 2020.
7.	Notice to Stockholders Dated January 5, 2021: Date scheduled for 2021 AGM: April 30.
8.	Market Notice Dated January 6, 2021: Marney Tadeu Antunes Appointed Chief Distribution Officer.
9.	Material Announcement Dated January 7, 2021: Cemig to Sell its Shares in Light in Public Offering.
10.	Material Announcement Dated January 19, 2021: Offering of Cemig’s shares in Light priced at R$ 20.00.
11.	Material Announcement Dated January 25, 2021: Cemig sells all its shares in Light for R$ 1.37 billion.
12.	Market Notice Dated February 1, 2021: S&P raises Cemig’s ratings.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães.

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: February 22, 2021

1.	Market Notice Dated December 11, 2020: Maurício Dall’Agnese appointed Chief Officer for CemigPar

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Maurício Dall’Agnese appointed Chief Officer for CemigPar

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general as follows:

At its meeting on today’s date the Board of Directors of Cemig elected Mr. Maurício Dall’Agnese as Chief Officer for CemigPar.

Mr. Dall’Agnese has a degree in economics from São Paulo University (USP), and wide experience in M&A processes in the electric power sector.

Since April 2020 he has served as Cemig’s Associate Director for Strategy and Innovation.

Previously he has served in leadership positions at BBVA, ISA CTEEP and Vale.

As a result the members of the Executive Board of Cemig are now as follows:

Reynaldo Passanezi Filho –	CEO
Leonardo George de Magalhães -	Finance and Investor Relations Director
Dimas Costa -	Chief Trading Officer
Eduardo Soares -	Chief Counsel and Chief Officer for Regulation
Maurício Dall’Agnese -	Chief Officer for CemigPar
Paulo Mota Henriques -	Chief Generation and Transmission Officer
Ronaldo Gomes de Abreu -	Chief Distribution Officer

Belo Horizonte, December 11, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Notice to Stockholders Dated December 17, 2020: Payments of Interest on Equity and dividends: December 30.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payments of Interest on Equity and dividends: December 30

Cemig advises stockholders that it will make the following payments on December 30, 2020:

a)	As per the Notice to Stockholders of December 18, 2019, the Material Announcement of June 18, 2020 and the Notice to Stockholders of July 31, 2020, Cemig will pay:

Interest on Equity of	R$ 400,000,000.00 (four hundred million Reais)
– for the business year 2019, or	R$ 0.27431232108 per share,
with retention at source of	15% withholding income tax,
unless the stockholder is exempt from this retention under the legislation.

For shares traded on the São Paulo stock exchange (B3) this will be paid to stockholders who were on the

Company’s Share Registry on	December 23, 2019.

b)	As per the Notice to Stockholders of July 31, 2020, Cemig will pay:

dividends of	R$364.181.000,00 (three hundred sixty four million one hundred eighty one thousand Reais)
– for the business year 2019, or	R$ 0.24974833850 per share.

For shares traded on the São Paulo stock exchange (B3) this will be paid to stockholders who were on the

Company’s Share Registry on July 31, 2020.

As per decision of the AGM/EGM of July 31, 2020, the sums of the fractions of shares arising,

namely	7,762	common (ON) shares
and	61,803	preferred (PN) shares,
were sold on	December 7, 2020,
for average prices of:	R$ 14.831348193	per ON share
and	R$ 13.166177330	per PN share.

The proceeds will be added proportionately to the payments stated above, to be made on December 30, 2020.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the said credit should visit a branch of Banco Itaú Unibanco S.A. to update the stockholder’s Investor Registry details. Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for paying the amounts to holders.

Belo Horizonte, December 17, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Material Announcement Dated December 18, 2020: 4th Amendment to Taesa’s Shareholders’ Agreement.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

4th Amendment to Taesa’s Shareholders’ Agreement

Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’) has today published the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (B3: TAEE11) (“Taesa” ou “Companhia”) announces that today the controlling shareholders, Companhia Energética de Minas Gerais - CEMIG and ISA Investimentos e Participações do Brasil S.A., signed the 4th Amendment to Taesa’s Shareholders’ Agreement (“Amendment”).

The Amendment addresses changes in the Bylaws related to the composition of the Company’s Board of Directors and the change in the authority levels regarding the association of the Company and/or its subsidiaries with other companies, in addition to the adaptation of the text on the approval of qualified quorum matters, clarifications regarding the headhunting process for reelection and creation of an Executive Office, as well as the exclusion of a clause referring to the removal of a member of the Company’s Executive Board.

The 4th Amendment to Taesa’s Shareholders’ Agreement is filed at the Company's headquarters and available for consultation on the Company’s website (www.taesa.com.br/ri), on the website of B3 S.A. - Brasil, Bolsa, Balcão (www.b3.com.br), and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).”

Belo Horizonte, December 18, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Material Announcement Dated December 18, 2020: Renova: Court homologates Judicial Recovery Plans.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Court homologates Judicial Recovery Plans

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Cemig’s affiliated company Renova Energia S.A. has today published the following Material Announcement:

“	In reference to the Material Announcement of October 16, 2019 reporting its application for Judicial recovery made to the 2nd Court for Bankruptcies and Judicial Recovery of the Legal District of São Paulo State, under number 1103257-54.2019.8.26.0100 (“the Judicial Recovery proceedings”), and in compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. – in Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (Renova’) hereby informs its stockholders and the general public as follows:

On today’s date the Judicial Recovery Court homologated the Judicial recovery plans proposed for: (a) Phase A of the Alto Sertão III Wind complex; (b) Renova Energia S.A.; and (c) the other companies of its economic group.

The full text of the Judicial Recovery Plans approved, and the Minutes of the General Meeting of Creditors, will be made available on the Company’s Investor Relations site – ( www.ri.renovaenergia.com.br ); and a copy of this material is also available on the Empresas.NET system of the CVM ( www.cvm.com.br ) and on the website of the São Paulo stock exchange – B3 ( www.b3.com.br ).

Renova reiterates its commitment to keeping stockholders and the market fully and timely informed in accordance with the applicable legislation. ”

Belo Horizonte, December 18, 2020

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Material Announcement Dated December 21, 2020: Renova: Changes Within Controlling Stockholding Group.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Changes within controlling stockholding group

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Today Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“	In compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. – in Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘Renova’) hereby informs its stockholders and the market in general as follows:

On December 18, 2020 Renova received notification concerning acquisition by Mr. Renato do Amaral Figueiredo (‘Mr. Figueiredo’) of the interest comprising 29,869,908 (twenty nine million eight hundred sixty nine thousand nine hundred eight) nominal common shares without par value, held by Mr. Ricardo Lopes Delneri (‘Mr. Delneri’) in CG II Participações S.A. (‘CG II’), a corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under No. 27.735.592/0001-46 (‘the Transaction’).

CG II is a member of the controlling stockholding group of Renova, holding 8,686,842 (eight million six hundred eighty six thousand eight hundred forty two) nominal common shares without par value in Renova, or 20.8219% of the total stock of Renova.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Completion of the Transaction will be preceded by transfer to CG II of all the shares in Renova owned by Mr. Delneri – a total of 1,642,183 (one million six hundred forty two thousand one hundred eighty three) common shares, all of which are bound by the Stockholders’ Agreement of Renova (originally signed on December 19, 2014 between Light Energia S.A., RR Participações S.A., Cemig Geração e Transmissão S.A. and Renova, and subsequently amended).

Completion of the Transaction will also be subject to verification and compliance with certain conditions precedent that are usual in similar transactions. If the conditions precedent are confirmed (or waived), on the closing date of the Transaction Mr. Figueiredo will acquire the entire stockholding interest held by Mr. Delneri in CG II, and Mr. Delneri will cease to be, both directly and indirectly, a member of the controlling block of Renova.

Renova reiterates its commitment to keep stockholders and the market in general fully and timely informed in accordance with the applicable legislation. ”

Cemig is evaluating any effects that this transaction may have in the context of the Stockholders’ Agreement of Renova, and will inform the market at the opportune time.

Belo Horizonte, December 21, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	Notice to Stockholders Dated December 23, 2020: Interest on Equity for the year 2020.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Interest on Equity for the year 2020

Cemig advises its stockholders that the Executive Board has decided to pay Interest on Equity in the amount of

	R$ 433,488,000.00	(four hundred thirty three million four hundred
eighty eight thousand Reais)
corresponding to	R$ 0.28553346242	per share,

as part of the minimum mandatory dividend for 2020, subject to withholding at source of income tax at 15% (except for stockholders exempt from this retention under current legislation).

For shares traded on the São Paulo stock exchange (B3), this will be paid in two equal installments, by June 30, 2021 and December 30, 2021, to stockholders whose names are on the Company’s Nominal Share Registry on December 30, 2020.

The shares will trade ‘ex–’ these rights on January 4, 2021.

For stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date, we recommend visiting any branch of Banco Itaú Unibanco S.A. (the institution which administers Cemig’s Nominal Share Registry System), with their identification documents, for the necessary updating.

Belo Horizonte, December 23, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Notice to Stockholders Dated January 5, 2021: Date scheduled for 2021 AGM: April 30.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Date scheduled for 2021 AGM: April 30

In compliance with Article 21-L of CVM Instruction 481 of December 17, 2009, as amended (‘CVM Instruction 481’), Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid) hereby informs its stockholders, the market and the general public as follows:

The Annual General Meeting, to consider and decide on the accounts for the 2020 business year, is scheduled to be held on April 30, 2021.

Orientation on participation by stockholders, the convocation materials and the Proposal by Management will be made available opportunely.

Belo Horizonte, January 5, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

Page of

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	Market Notice Dated January 6, 2021: Marney Tadeu Antunes Appointed Chief Distribution Officer.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Marney Tadeu Antunes appointed Chief Distribution Officer

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general as follows:

On January 5, 2021, the Company’s Board of Directors elected Mr. Marney Tadeu Antunes as Chief Distribution Officer, replacing Mr. Ronaldo Gomes de Abreu.

Mr. Antunes has a degree in electrical engineering from the College of Engineering of Sorocaba, with specialization and postgraduate degrees and studies in subjects including Management, Strategy, Project Management, Marginal Costs and Electricity Tariffs.

He has 34 years’ experience in the Brazilian electricity sector. Most recently he was Chief Distribution Officer of the electricity distributor EDP in São Paulo (from 2015 to 2020) and Sales Director of the distribution companies of the CPFL Energia Group (2011–2015).

The members of the Executive Board of Cemig are now as follows:

Reynaldo Passanezi Filho –	CEO
Leonardo George de Magalhães –	Chief Finance and Investor Relations Officer
Dimas Costa –	Chief Trading Officer
Eduardo Soares –	Chief Counsel and Chief Officer for Regulation
Marney Tadeu Antunes –	Chief Distribution Officer
Maurício Dall’Agnese –	Chief Officer for CemigPar
Paulo Mota Henriques –	Chief Generation and Transmission Officer

Cemig’s Management records their thanks to Mr. Ronaldo Gomes de Abreu for his professionalism and dedication in the 36 years that he worked for the Company.

Belo Horizonte, January 6, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9.	Material Announcement Dated January 7, 2021: Cemig to Sell its Shares in Light in Public Offering.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig to sell its shares in Light in Public Offering

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

Among other matters, the Board of Directors of Cemig has decided to approve:

(i)	Sale, by Cemig, of its 68,621,264 common shares in Light, comprising Cemig’s entire holding in Light (‘the Cemig Shares’), in a public offering for distribution of a total of 137,242,528 common shares in Light. This offering comprises:
(a)	primary distribution of 68,621,264 new common shares in Light (“the Primary Offering”); and
(b)	a secondary distribution, of the Cemig Shares, with restricted placement efforts, under CVM Instruction 476, as disclosed on today’s date by Light in a Material Announcement (‘the Restricted Offering’).
(ii)	Non-exercise by Cemig of its right of first refusal in the Primary Offering, and, consequently waiver, by Cemig, of that right of priority in subscription of shares in the Primary Offering.

There is more information on the Restricted Offering in the Material Announcement issued by Light, available at http://ri.light.com.br.

This transaction is part of the execution of Cemig’s Disinvestment Program, which has been widely disclosed.

Cemig will keep its stockholders and the market informed on news relating to this subject, in accordance with the applicable regulations.

Belo Horizonte, January 7, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10.	Material Announcement Dated January 19, 2021: Offering of Cemig’s shares in Light priced at R$ 20.00.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Offering of Cemig’s shares in Light priced at R$ 20.00

Complementing its Material Announcement of January 7, 2021, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in accordance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig’s Board of Directors has approved the price of R$ 20.00 per share for the offering of its shares in Light S.A. (‘Light’).

The full offering is of:

137,242,528	common shares in Light, comprising:

(i) a primary distribution of

68,621,264	new common shares to be issued by Light (‘the Primary Offering’),

and (ii) a secondary distribution of

68,621,264	common shares in Light comprising the entirety of the shares held by Cemig in Light (‘the Secondary Offering’)

– (i) and (ii) being jointly referred to as ‘the Restricted Offering’,

all priced at	R$ 20.00	(twenty Reais) per share (“the Price per Share”),

The total value represented by the Secondary Offering is thus

R$ 1,372,425.280.00	(one billion three hundred seventy two million four hundred twenty five thousand two hundred eighty Reais)

The decision on the Price per Share took into account the following parameters:

(a)	the price per common share of Light on the B3 on the date of setting of the Price per Share;

and

(b)	indications of interest ascertained from professional investors, in terms of the quality and quantity of demand for the shares, in terms of volume and price.

Note:	The Price per Share is not indicative of what prices may prevail in the market after the Restricted Offering.

This transaction is part of the execution of Cemig’s Disinvestment Program, which has been widely disclosed.

Cemig will keep its stockholders and the market informed on news relating to this subject, in accordance with the applicable regulations.

Belo Horizonte, January 19, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11.	Material Announcement Dated January 25, 2021: Cemig sells all its shares in Light for R$ 1.37 billion.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig sells all its shares in Light for R$ 1.37 billion

Complementing its disclosure in the Material Announcement published on January 19, 2021, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

In the public offering of common shares in Light S.A. (‘Light’) completed on January 22, 2021, Cemig sold its entire holding of shares in Light:

Cemig sold	68,621,264	shares in Light
at	R$ 20.00	(twenty Reais) per share,
for a total of	R$ 1,372,425,280.00	(one billion three hundred seventy two million four hundred twenty five thousand two hundred eighty Reais).

There is more information on the offering at: http://ri.light.com.br .

The transaction is part of the execution of Cemig’s Disinvestment Program, which has been widely disclosed.

With the completion of this transaction, Cemig is no longer a stockholder of Light.

Cemig will keep its stockholders and the market informed on news relating to this subject, in accordance with the applicable regulations.

Belo Horizonte, January 25, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12.	Market Notice Dated February 1, 2021: S&P raises Cemig’s ratings.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

S&P raises Cemig’s ratings

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), informs the Brazilian Securities Commission (CVM), the São Paulo stock exchange (B3) and the market in general:

The risk ratings agency Standard & Poor’s (S&P) has raised its corporate ratings for Cemig, and its issuer ratings for Cemig’s wholly-owned subsidiaries Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT),

– on the global scale, by 2 ‘notches’:	from B to BB–
– and on the Brazilian scale, by 3 ‘notches’:	from A+ to AA+
– with outlook:	Stable.

In its assessment, S&P writes:

“	The increase in ratings reflects our view that Cemig has kept its credit and liquidity metrics strong amid the pandemic. ”

In the second half of 2020, the two other leading risk rating agencies, Moody’s América Latina and Fitch Ratings, also increased their ratings for Cemig, reflecting stronger credit and liquidity metrics.

Cemig sees the changes by these agencies as recognition of its efforts to increase its credit quality.

Cemig reiterates its commitment to improving its liquidity and capital structure through lengthening of its debt profile, strategic management of liabilities, and reduction of its cost of capital.

Belo Horizonte, February 1, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.